UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Material Sciences Corporation
(Name of Issuer)
Common Stock, $.02 par value
(Title of Class of Securities)
576674105
(CUSIP Number)
April 21, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	RBF CAPITAL, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	2,236,486
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	2,236,486
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,236,486
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		17.3%
(12)	Type of Reporting Person (See Instructions)		OO

(1)	Names of Reporting Persons.	RICHARD B. FULLERTON
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	2,236,486
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	2,236,486
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,236,486
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		17.3%
(12)	Type of Reporting Person (See Instructions)		IN

(1)	Names of Reporting Persons.	FULLERTON CAPITAL PARTNERS, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	1,450,000
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	1,450,000
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,450,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		11.2%
(12)	Type of Reporting Person (See Instructions)		PN

(1)	Names of Reporting Persons.	SYCAMORE OPPORTUNITIES FUND, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	786,486
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	786,486
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		786,486
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		6.1%
(12)	Type of Reporting Person (See Instructions)		PN

Item 1(a).  Name of Issuer:

Material Sciences Corporation

Item 1(b).  Address of Issuer’s Principal Executive Offices:

2200 East Pratt Boulevard

Elk Grove Village, IL  6007

Item 2(a).  Names of Persons Filing:

RBF Capital, LLC (“RBF”)

Richard B. Fullerton
Fullerton Capital Partners, L.P. (“Fullerton Capital”)
Sycamore Opportunities Fund, L.P. (“Sycamore”)

RBF is the general partner and investment manager of Fullerton Capital and Sycamore, and Mr. Fullerton is the managing member of RBF.  Fullerton Capital and Sycamore previously filed separate statements on Schedule 13G to report their beneficial ownership in the issuer’s securities.  However, in accordance with Rule 13d-1(k), Fullerton Capital and Sycamore are joining this Schedule 13G with RBF and Mr. Fullerton.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The business office of each reporting person is:

100 Drakes Landing Road, Suite 300
Greenbrae, CA  94904

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2, 3, 4 and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock, $.02 par value

Item 2(e).  CUSIP Number:

576674105

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐       (a)       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐       (b)       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐       (c)       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐       (d)       Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).

☐       (e)       An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐       (f)        An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐       (g)       A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐       (h)       A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

☐       (i)        A church plan that is excluded from the definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐       (j)        Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated by reference herein.

The securities reported on this Schedule as beneficially owned by RBF (the “Securities”) are held by or for the benefit of Fullerton Capital and Sycamore.  RBF, as the general partner and investment manager of Fullerton Capital and Sycamore, and Richard B. Fullerton, as the managing member of RBF, may be deemed to beneficially own the Securities held by Fullerton Capital and Sycamore for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of the Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either RBF or Mr. Fullerton is, for any other purpose, the beneficial owner of any of the Securities, and each of RBF and Mr. Fullerton disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3, 4 and 5 was derived from the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on January 11, 2010, in which the Issuer stated that the number of shares of its Common Stock, $0.02 par value outstanding as of December 31, 2009 was 12,904,397 shares.

Item 5.     Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

RBF serves as general partner and investment manager to Fullerton Capital and Sycamore that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.  Mr. Fullerton is the managing member of RBF.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2010	RBF CAPITAL, LLC By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member
RICHARD B. FULLERTON /s/ Richard B. Fullerton Richard B. Fullerton
FULLERTON CAPITAL PARTNERS, L.P. By: RBF Capital, LLC, its General Partner By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member
SYCAMORE OPPORTUNITIES FUND, L.P. By: RBF Capital, LLC, its General Partner By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member

EXHIBITS LIST
Exhibit A	Joint Filing Undertaking	Page 10

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: April 23, 2010	RBF CAPITAL, LLC By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member
RICHARD B. FULLERTON /s/ Richard B. Fullerton Richard B. Fullerton
FULLERTON CAPITAL PARTNERS, L.P. By: RBF Capital, LLC, its General Partner By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member
SYCAMORE OPPORTUNITIES FUND, L.P. By: RBF Capital, LLC, its General Partner By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member